SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

XETEL CORPORATION ______________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $0.001 per share ______________________________________________________________________________ (Title of Class of Securities)

983942103 ______________________________________________________________________________ (CUSIP Number)

December 31, 2001 ______________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          ☒    Rule 13d-1(b)
          ☐    Rule 13d-1(c)
          ☐    Rule 13d-1(d)

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CUSIP No. 983942103	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 171,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 171,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12		TYPE OF REPORTING PERSON* OO

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 983942103	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) WS Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 171,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 171,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12		TYPE OF REPORTING PERSON* IA

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 983942103	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Reid S. Walker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 171,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 171,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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CUSIP No. 983942103	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) G. Stacy Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 171,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 171,100
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 171,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12		TYPE OF REPORTING PERSON* IN

          *SEE INSTRUCTIONS BEFORE FILLING OUT

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AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to the common stock of XeTel Corporation (the "Issuer") is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on February 9, 2001. This statement is being filed on behalf of WS Capital, L.L.C., a Texas limited liability company ("WS Capital"), WS Capital Management, L.P., a Texas limited partnership ("WS Capital Management"), and Mr. Reid S. Walker and Mr. G. Stacy Smith, the principals of WS Capital.

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by WS Capital for the account of Walker Smith International, Ltd. ("Walker Smith International"). WS Capital Management is the investment manager of Walker Smith International and WS Capital is the general partner of WS Capital Management.

Item 2(a)	Name of Person Filing.
WS Capital, L.L.C., WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith
Item 2(c)	Citizenship or Place of Organization.

WS Capital is a limited liability company organized under the laws of the State of Texas. WS Capital Management is a limited partnership organized under the laws of the State of Texas and for which WS Capital serves as general partner. Reid S. Walker and G. Stacy Smith are the principals of WS Capital and are United States citizens.

Item 4	Ownership.
(a) WS Capital, WS Capital Management and Messrs. Walker and Smith are the beneficial owners of 171,100 shares of Common Stock. The 171,100 shares of Common Stock are held by Walker Smith International.
(b)

Each of WS Capital, WS Capital Management and Messrs. Walker and Smith are the beneficial owners of 1.6% (determined by dividing 171,100 shares of Common Stock presently beneficially owned by WS Capital by 10,073,945 shares of Common Stock issued and outstanding as of November 7, 2001, according to the Issuer's Quarterly Report on Form 10Q filed November 19, 2001) of the outstanding shares of Common Stock.

(c)

WS Capital as general partner of WS Capital Management has the sole power to vote and dispose of the 171,100 shares of Common Stock beneficially owned by them and held by Walker Smith International. As the principals of WS Capital, Messrs. Walker and Smith may direct the vote and disposition of the 171,100 shares of Common Stock beneficially owned by WS Capital.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated February __, 2002 between WS Capital, WS Capital Management, L.P., Reid S. Walker and G. Stacy Smith.

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SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Date:  February __, 2002

WS CAPITAL, L.L.C.

By: __________________________________ Reid S. Walker Member

WS CAPITAL MANAGEMENT, L.P.
By: WS Capital, L.L.C., its general partner

By: __________________________________ Reid S. Walker Member

______________________________________ Reid S. Walker

______________________________________ G. Stacy Smith

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